Filed by Level 3 Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: tw telecom inc.

Level 3 and tw telecom: Strengthening Level 3’s Position as a Premier Global Communications Company

Level 3 To Acquire tw telecom

Connecting and Protecting the Networked WorldSM June 16, 2014

tw telecom’s U.S.-based, enterprise-focused business is highly complementary to Level 3’s local-to-global business and positions Level 3 as a premier provider of global communications services to enterprise, government and carrier customers.

Strong Alignment between Business Models Benefits Customers

•                       Focus on solving the challenges of enterprise customers as their requirements evolve

•                       Innovate to provide the new products and services customers need for their growth, efficiency and security

•                       Differentiated in the market with a mutual “customer-first” mentality

•                       Excellent sales teams that together can better serve the combined customers and the market

•                       Both companies have developed a strategy and commitment to delivering an excellent customer experience, which will be a key pillar of the combined company

•                       The combination of the two companies creates a more focused, capable and powerful competitor to the incumbents and provides choice to customers

Combined Capabilities Provide Growth Opportunities

•                       Highly complementary on-net building footprints in the United States with little overlap

•                       Level 3’s extensive global long-haul and metro networks are complementary to tw telecom’s deep metro footprint with limited overlap

•                       Increased breadth and scale of the combined company’s North American metro footprint, expanded addressable market and service portfolio

Level 3 Communications, Inc. (NYSE: LVLT) is a Fortune 500 company that provides local, national and global communications services to enterprise, government and carrier customers. Level 3’s comprehensive portfolio of secure, managed solutions includes fiber and infrastructure solutions; IP-based voice and data communications; wide-area Ethernet services; video and content distribution; data center and cloud- based solutions. Level 3 serves customers in more than 500 markets in over 60 countries on a global services platform anchored by owned fiber networks on three continents and connected by extensive undersea facilities.

tw telecom (NADSAQ: twtc), is a leading national provider of managed services, including Business Ethernet, converged and IP VPN solutions for enterprises throughout the U.S. and globally. tw telecom also delivers secure, scalable private connections for transport data networking, Internet access, voice, VPN, VolP and security to large organizations and communications services companies. Employing a resilient fiber network infrastructure, robust product portfolio and its own Intelligent Network capabilities, tw telecom delivers customers overall economic value, an industry-leading quality service experience, and improved business productivity. Please visit www.twtelecom.com for more information.

	Level Communications	tw telecom
Headquarters	Broomfield, Colorado	Littleton, Colorado
Employees	10,200	3,407
Countries Served	More than 60	Primarily U.S.
Markets Served	170	76
	• 119 North America	• North America
• 36 EMEA
• 14 Latin America
Intercity Fiber Route Miles	~110,000	~8,700
	• ~74,000 North America	• Regional
• ~26,200 EMEA
• ~10,000 Latin America
Metropolitan Fiber Route Miles	~36,000	~24,300
	• ~27,000 North America	• Metro
• ~3,200 EMEA
• ~6,200 Latin America
Subsea	More than 33,000
LTM Revenue	$6.345 billion	$1.591 billion
LTM Adjusted EBITDA	$1.696 billion	$0.553 billion

Transaction Details	• Intended to qualify as a tax-free reorganization, whereby Level 3 will acquire tw telecom in a stock and cash transaction: 24% cash and 76% stock
• $7.3 billion transaction value, including tw telecom’s net debt of $1.6 billion
• $40.86 per share purchase price of tw telecom equity, with $10 cash and 0.7 shares of Level 3 common stock for each share of tw telecom stock
• 12.8x 2014E tw telecom EBITDA; 9.5x including synergies
• Pro forma Ownership: 71% Level 3 stockholders; 29% tw telecom stockholders
• Level 3 has received $3 billion of committed financing
• Pro forma leverage 4.5x net debt/adjusted EBITDA including run-rate synergies
• Customary closing conditions
• Regulatory approvals including the U.S. Federal Communications Commission and other U.S. and state regulatory agencies.
• Subject to a vote of the stockholders of each company
• Singapore Technologies Telemedia (STT) has entered into a voting agreement with both tw telecom and Level 3.
• Transaction expected to close in the fourth quarter 2014
Financial Highlights

•                 The acquisition creates a combined company with $7.9 billion of pro forma LTM revenue, pro forma LTM Adjusted EBITDA of $2.2 billion and $2.4 billion of pro forma LTM Adjusted EBITDA including expected synergies

• The transaction is expected to be accertive to Level 3’s Free Cash Flow per share after the first year following transaction close
• The transaction is deleveraging. On a pro forma basis and including the benefit of expected synergies, Net Debt to Adjusted EBITDA as of LTM ended March 31, 2014 improves from 4.6x to 4.5x
Synergy Highlights	• Expected to generate $240 million of total run rate synergies: $200 million of annualized Adjusted EBITDA synergies and $40 million of annualized capital expenditure synergies
• Net present value of potential synergies is projected to be $2.2 billion
• Expect to achieve 70% of annualized Adjusted EBITDA savings within 18 months of closing
• $170 million in expected integration costs with 60% from operating expenses and 40% from capital expenses

Important Information For Investors And Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination of Level 3 and tw telecom will be submitted to the stockholders of Level 3 and the stockholders of tw telecom for their consideration. Level 3 will file a registration statement on Form S-4, and Level 3 and tw telecom will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Level 3 and tw telecom will each provide the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, tw telecom and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and tw telecom free of charge at the SEC’s website at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by tw telecom may be obtained free of charge by directing such request to: tw telecom by telephone at 303-542-6894 or by submitting a request by e-mail to IR@twtelecom.com or a written request to Investor Relations, tw telecom, 10475 Park Meadows Parkway, Littleton, Colorado 80124 or from tw telecom’s Investor Relations page on its corporate website at www.twtelecom.com.

Level 3, tw telecom and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of tw telecom, respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2014 and information about the directors and executive officers of tw telecom is set forth in the proxy statement for tw telecom’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2014. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document, including the documents incorporated herein by reference, contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of tw telecom by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; (ii) Level 3’s and tw telecom’s plans, objectives, expectations and intentions; (iii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will,” and words of similar meaning or similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of our business, including the effects of the proposed acquisition of tw telecom by Level 3, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, which may include third-party approvals, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

The following factors, among others, could cause our actual results and financial condition to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger among Level 3, tw telecom, Saturn Merger Sub land Saturn Merger Sub 2 (the “Merger Agreement”); (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain the required stockholder approvals; (3) the inability to satisfy the other conditions specified in the Merger Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Merger Agreement; (4) the inability to successfully integrate our business with tw telecom’s business or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and tw telecom, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, tw telecom or others following announcement of the Merger Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or tw telecom may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect our business or the combined business’ results of operations and financial condition include, but are not limited to: a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; continued uncertainty in the global financial markets and the global economy; disruptions in the financial markets that could affect our ability to obtain additional financing; and our ability to: increase revenue from the services we offer; successfully use new technology and information systems to support new and existing services; prevent process and system failures that significantly disrupt the availability and quality of the services that we provide; prevent our security measures from being breached, or our services from being degraded as a result of security breaches; develop new services that meet customer demands and generate acceptable margins; effectively manage expansions to our operations; provide services that do not infringe the intellectual property and proprietary rights of others; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations.

Discussions of additional factors, risks, and uncertainties can be found within Level 3’s and tw telecom’s respective filings with the Securities and Exchange Commission. Statements in this communication should be evaluated in light of these important factors, risks, and uncertainties. Any forward-looking statement made in this communication is based only on information currently available and speaks only as of the date on which it is made. Except for the ongoing obligation to disclose material information under the federal securities laws, neither Level 3 nor tw telecom undertake any obligation to, and each expressly disclaim any such obligation to, update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time to reflect new information, circumstances, events or otherwise that occur after the date such forward-looking statement is made unless required by law.

Non-GAAP Reconciliations

Pursuant to Regulation G, the company is hereby providing a reconciliation of non-GAAP financial metrics to the most directly comparable GAAP measure.

The following describes and reconciles those financial measures as reported under accounting principles generally accepted in the United States (GAAP) with those financial measures as adjusted by the items detailed below and presented in the accompanying news release. These calculations are not prepared in accordance with GAAP and should not be viewed as alternatives to GAAP. In keeping with its historical financial reporting practices, the company believes that the supplemental presentation of these calculations provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independent of regularly reported non-cash charges and infrequent or unusual events.

Management believes that Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies are relevant and useful metrics to provide to investors, as they are an important part of the company’s internal reporting and are key measures used by Management to evaluate profitability and operating performance of the company and to make resource allocation decisions. Management believes that such measures are especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies to compare the company’s performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses. Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense and income taxes because these items are associated with the company’s capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of capital investments which management believes should be evaluated through free cash flow. Adjusted EBITDA excludes the gain (or loss) on extinguishment or modification of debt and net other income (expense) because these items are not related to the primary operations of the company.

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the company’s calculations. Additionally, this financial measure does not include significant items such as interest income, interest expense, income taxes, depreciation and amortization, non-cash impairment charges, non-cash stock compensation expense, the gain (or loss) on extinguishment or modification of debt and other income (expense). Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Combined Total Revenue is defined as the combined total revenue from the Consolidated Statements of Operations as filed in each company’s Annual and Quarterly reports on Form 10-K and Form 10-Q, respectively, for the 12 month period ended March 31, 2014.

Adjusted EBITDA is defined as net income (loss) from the Consolidated Statements of Operations, as filed in each company’s Annual and Quarterly reports on Form 10-K and Form 10-Q, respectively, for the 12 month period ended March 31, 2014 before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization and non-cash stock compensation expense.

Adjusted EBITDA plus Estimated Synergies is defined as Adjusted EBITDA plus the estimated synergies resulting from the transaction.

Total Debt, including Capital Leases is defined as the current and long-term portions of debt and obligations under capital leases as reported in the Consolidated Balance Sheets filed in each company’s Quarterly Report on Form 10-Q as of March 31, 2014.

Cash, Cash Equivalents and Investments is defined as the total cash, cash equivalents and investments reported as a component of current assets in the Consolidated Balance Sheets as filed in each company’s Quarterly Report on Form 10-Q as of March 31, 2014.

Debt to Adjusted EBITDA Ratio is defined as Total Debt, including Capital Leases divided by Adjusted EBITDA. The Combined Ratio includes the pro forma effects of additional borrowings as a result of the transaction. The Combined with Synergies Ratio is defined as Combined Total Debt, including Capital Leases divided by Adjusted EBITDA plus Estimated Synergies.

Net Debt to Adjusted EBITDA Ratio is defined as Total Debt, including Capital Leases reduced by Cash, Cash Equivalents and Investments, divided by Adjusted EBITDA. The Combined Ratio includes the pro forma effects of additional borrowings as a result of the transaction, and the use of cash, cash equivalents and investments for estimated financing and transaction costs and the purchase of shares. The Combined with Synergies Ratio is defined as Combined Total Debt, including Capital Leases reduced by Cash, Cash Equivalents and Investments divided by Adjusted EBITDA plus Estimated Synergies.

Combined Revenue

	12 Months Ended March 31, 2014
	Level 3
($ millions)	Communications	tw telecom	Combined
Total Revenue	$6,345	$1,591	$7,936

Adjusted EBITDA

	12 Months Ended March 31, 2014
	Level 3
($ millions)	Communications	tw telecom	Combined
Net income	$81	$33	$114
Income tax expense	31	31	62
Total other expense	663	134	797
Depreciation and amortization	790	316	1,106
Non-cash stock compensation	124	39	163
Non-cash impairment	7	—	7
Adjusted EBITDA	1,696	553	2,249
Estimated Synergies			$200
Adjusted EBITDA plus Estimated Synergies			$2,449

Debt to Adjusted EBITDA Ratios

	12 Months Ended March 31, 2014
	Level 3			Combined with
($ millions)	Communications	tw telecom	Combined	Synergies
Total Debt, including capital leases	$8,388	$1,942	$10,330	$10,330
Additional Borrowings	—	—	$1,203	$1,203
Pro Forma Debt	$8,388	$1,942	$11,533	$11,533
Cash, cash equivalents and investments	$607	$355	$962	$962
Estimated financing and transaction costs	—	—	$(341)	$(341)
Cash used to purchase shares			$(190)	$(190)
Pro Forma cash, cash equivalents and investments	$607	$355	$431	$431
Adjusted EBITDA	$1,696	$553	$2,249	$2,449
Debt to Adjusted EBITDA Ratio	4.9	3.5	5.1	4.7
Net Debt to Adjusted EBITDA Ratio	4.6	2.9	4.9	4.5